January 18th, 2024

Medellín

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549, U.S.A.

Attn: Sarmad Makhdoom

Re:Bancolombia S.A.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 3, 2023

File No. 001-32535

Dear Sarmad Makhdoom,

This letter is in response to the letter dated November 28, 2023 of the staff (the “Staff”) of the Securities and Exchange Commission in respect of Bancolombia S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022. In response to the Staff’s comments, and on behalf of Bancolombia S.A. and its consolidated subsidiaries (collectively, “Bancolombia”), we hereby submit the responses below.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company’s responses set out immediately underneath.

Table of Contents, page 3

1. We note your reference to a section for the general discussion of changes in results of 2020 versus 2019. Please revise your future filings to identify the correct periods.

R:	Bancolombia respectfully acknowledges the Staff’s comment and undertakes to revise its future filings to identify the correct periods.

Allowance for credit losses to total loans, page 84

2. We note your table presenting allowance for credit losses to total loans ratios of 5.73% and 7.20% for the years ending December 31, 2022 and 2021, respectively. Please enhance your disclosures, in future filings, to provide a more fulsome discussion of changes in the ratio between the periods presented. For example, include a discussion, with accompanying quantitative and qualitative details, describing trends, indicators and directional changes in credit quality and other economic factors in order to explain the reasons for the increase or decrease in the ratios between the periods presented.

R:	Bancolombia respectfully acknowledges the Staff’s comment and undertakes to revise its future filings to comply with the Staff’s comment.

Fees and commission income, net, page 91

3. We note your discussion of changes in your net fees and commission income between the years ended December 31, 2022 and 2021. Please enhance your discussion, in future filings, for the following:

•	Discuss separately changes in your gross fee and commission income and expense line items, rather than only on a net basis.
•

Describe and quantify the extent to which such changes are attributable to changes in rates (e.g., the interbank rate) versus changes in volume of activity. Refer to Item 303(b)(2)(iii) of Regulation S-K.

•

To the extent applicable, provide quantitative and qualitative discussion of any fees or costs to which you are unable or it is more difficult to pass onto the end customer. In this regard, we note that the fee and commission expenses appear to have increased at a faster rate than the fee and commission income from 2021 to 2022.

R:	Bancolombia respectfully acknowledges the Staff’s comment and undertakes to revise its future filings to comply with the Staff’s comment.

Critical Accounting Policies and Estimates, page 112

4. We note your disclosure of critical accounting policies and estimates only cross-references to your summary of significant accounting policies disclosures within the financial statement footnotes. In future filings, please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

R:	Bancolombia respectfully acknowledges the Staff’s comment and undertakes to revise its future filings to comply with the Staff’s comment.

Bancolombia is grateful for your assistance in this matter. Bancolombia trusts that its response adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact me at joacosta@bancolombia.com.co or Catalina Tobón Rivera at ctobon@bancolombia.com.co

Sincerely,

Jose Humberto Acosta Martin

Chief Financial Officer

Bancolombia S.A.